Exhibit 99.11

TOTAL

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Isabelle DESMET

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Charles-Etienne LEBATARD

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Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

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Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

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Quentin VIVANT

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Anastasia ZHIVULINA

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TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Announces the Mirawa Discovery in the Kurdistan Region of Iraq

Paris, October 30, 2013 – Located 60 kilometers from the city of Erbil, the Mirawa-1 discovery well on the Harir Block was drilled to a depth of 4,260 meters and encountered significant oil and natural gas columns, with gross intervals of 300 meters of oil shows in the Jurassic and 800 meters of gas shows in the Triassic.

Mirawa-1 encountered light oil of 39-45° API in two Jurassic carbonate reservoirs that were successfully tested. Three drill-stem tests were conducted, with flow rates between 3,200 and 3,900 barrels per day. Three other formation tests confirmed the presence of gas and condensate reservoirs in the Triassic. Choked drill-stem tests flowed at approximately 20-30 million cubic feet per day and one of the formations also flowed at 1,700 barrels per day of condensate.

The Mirawa-1 discovery illustrates Total’s bold strategy of exploring high-risk, high-reward prospects, especially in foothills areas. “The discovery is very encouraging and demonstrates that our strategy to grow in this very prospective region is on the right track” commented Arnaud Breuillac, Senior Vice President, Middle East, Total Exploration & Production.

Total has a 35% working interest in the Harir Block, with Marathon Oil (45%, operator) and the Kurdistan Regional Government (20%).

Total in Iraq

Total has an 18.75% interest in the Halfaya field in Missan province, which came on stream in June 2012 with a capacity of 100,000 barrels per day. Further phases are expected to raise output to 200,000 barrels per day in the second half of 2014, and a plateau production of 535,000 barrels per day in 2017.

In addition to its interests in the Harir Block, Total also has interests in three other exploration blocks in the Kurdistan Region of Iraq.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com